
10013309

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2009**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number 001-16517

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Same as issuer named below.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc. Savings and Investment Plan
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

The following statements and exhibits are enclosed:

1. **Statement 1: The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2009**

2. **Exhibit 1: Consent of Independent Registered Public Accounting Firm**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Phoenix Companies, Inc. Savings and Investment Plan

Date 6/22/10

Suzette Louro

Suzette Louro, Assistant Vice President Employee Services
On Behalf of Plan Administrator

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2009**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 001-16517

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Same as issuer named below.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc. Savings and Investment Plan
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

The following statements and exhibits are enclosed:

1. **Statement 1: The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2009**

2. **Exhibit 1: Consent of Independent Registered Public Accounting Firm**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Phoenix Companies, Inc. Savings and Investment Plan

Date 6/22/10

Suzette Louro

Suzette Louro, Assistant Vice President Employee Services
On Behalf of Plan Administrator

The Phoenix Companies, Inc.
Savings and Investment Plan

Financial Statements and
Supplemental Schedule
December 31, 2009 and 2008

The Phoenix Companies, Inc.
Savings and Investment Plan
Table of Contents

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Hartford, Connecticut
June 29, 2010

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2009	2008
Assets:		
Investments, at fair value (Note 3)	$ 124,745,362	$ 106,371,426
Participant loans, at fair value	1,432,103	1,744,558
Total investments	126,177,465	108,115,984
Sponsor contributions receivable	233,412	292,254
Net assets available for benefits, at fair value	126,410,877	108,408,238
Adjustment from fair value to contract value for interest in collective trust relative to fully benefit-responsive investment contracts	143,259	415,535
Net assets available for benefits	$ 126,554,136	$ 108,823,773

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2009	2008
Investment income:		
Interest	$ 188,152	$ 592,886
Dividends	1,967,993	5,431,841
Net appreciation (depreciation) of investments	24,038,643	(66,500,163)
	26,194,788	(60,475,436)
Contributions:		
Sponsor	4,802,461	7,250,301
Participant	7,543,662	13,035,818
	12,346,123	20,286,119
Total additions (deductions) to net assets	38,540,911	(40,189,317)
Benefit payments	(20,779,588)	(17,781,820)
Adminstrative fees	(17,737)	(21,150)
Total deductions	(20,797,325)	(17,802,970)
Net increase (decrease) in net assets before plan mergers and transfers	17,743,586	(57,992,287)
Plan merger (Note 8)	-	1,897,584
Plan transfers (Note 9)	(13,223)	(22,365,790)
Net increase (decrease) in net assets after plan merger and transfers	17,730,363	(78,460,493)
Net assets available for benefits at beginning of year	108,823,773	187,284,266
Net assets available for benefits at end of year	$ 126,554,136	$ 108,823,773

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan that contains cash or deferred arrangement under section 401(k) of the Internal Revenue Code and is sponsored by Phoenix Life Insurance Company ("Phoenix"). The Plan was established December 1, 1973 and most recently amended December 8, 2009. The Plan is subject to the provisions of the Internal Revenue Code and ERISA.

Eligibility

All employees are automatically enrolled immediately, deductions start with the first pay cycle, at 6% pretax. The default investment is one of the Fidelity Freedom Fund investment options within the Plan, which determines the mix of investments according to the anticipated retirement date of the employee.

Contributions

Participant contributions are recorded in the period during which payroll deductions are made from the participant's earnings.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 1% but not exceeding 6% of the participant's Plan compensation and may be contributed either as pre-tax, after-tax or as Roth contributions pursuant to section 401(k) of the Internal Revenue Code.

- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deduction in excess of the 6% basic contribution limit but not exceeding 60% of the participant's Plan compensation and may be contributed either as pre-tax, after-tax or as Roth contributions pursuant to section 401(k) of the Internal Revenue Code.

- Participants who are at least 50 years of age, or will attain age 50 by December 31 of the Plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard IRS deferral limits for that Plan year so long as they have met certain Plan-based or law-based limits on deferrals during the Plan year. In 2009 and 2008, the maximum catch up contribution was $5,500 and $5,000, respectively.

- Prior to July 1, 2007, sponsor contributions for all participants were 100% of the first 3% of basic contributions plus 50% on the next 2% of basic contributions, up to a total of 4% in sponsor contributions. Participants age 50 or older with 10 or more years of service* on December 31, 2006 could remain with this formula or participate in the new formula, which became effective July 1, 2007. Participants that remained with the old formula were considered grandfathered participants.

- Effective July 1, 2007 for non-grandfathered participants, the sponsor contributions are made according to the following formula:

  - Employees with less then 5 years of service* will receive a match of 100% on the first 3% of base salary; 50% on the next 3% of base salary.
  - Employees with at least 5 and less then 10 years of service* will receive a match of 100% on the first 6% of base salary.
  - Employees with at least 10 and less then 15 years of service* will receive 100% on the first 3% of base salary; 150% on the next 3% of base salary.
  - Employees with 15 or more years of service* will receive 150% on the first 6% of base salary.

  *Completed years of service on January 1 of each calendar year.

- Prior to July 1, 2007, if a new employee did not elect a deferral percentage; the automatic participant contribution percentage was 5% of Plan compensation.

- Effective July 1, 2007, if a new employee does not elect a deferral percentage, the automatic participant contribution percentage is 6% of Plan compensation.

- Effective January 1, 2008, participants may elect to contribute after-tax dollars to a Roth 401k in lieu of all or a portion of the pre-tax elective deferrals the participant is otherwise eligible to make under the Plan.

Participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan.

Participant accounts

Each participant's account is credited with the participant's contributions, the allocation of sponsor's contributions and Plan earnings, if any. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Earnings are reinvested in the same investment vehicle and are credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Plan participants are immediately vested in their own contributions and company contributions plus actual earnings thereon.

Benefit payments

The following options are available upon termination of service, retirement or disability:

- If the value of an account balance is greater than $5,000, a participant may elect to receive a lump-sum distribution, roll over the account balance to an IRA or other qualified plan or retain amounts in the Plan until normal retirement age.

- If the value of an account balance is between $1,000 and $5,000 and the participant does not elect to receive a lump-sum distribution or roll over the account balance to an IRA or other qualified plan, it will be automatically transferred to an IRA with Fidelity from which they can obtain cash or roll it over to another IRA or another employer's qualified retirement plan.

- If the value of an account balance does not exceed $1,000 and the participant does not elect to receive a lump-sum or roll over the account balance to an IRA or other qualified plan, it will be automatically distributed to the participant.

Effective January 1, 2009, terminated participants will be allowed to take partial withdrawals until normal retirement age.

Upon death, the value of a participant's account becomes payable to his or her beneficiary. If the participant is not married and has not designated a beneficiary, his or her account balance will be paid to their estate. Spousal beneficiaries have the same payment options available to retirees. Non-spousal beneficiaries may elect to receive a lump sum distribution or roll over the account balance to an IRA.

Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

Participant loans

A participant may borrow up to a maximum of $50,000 (reduced by the highest outstanding balance of loans during the one-year period immediately prior to the loan application) or one half of the participant's pre-tax, after-tax, Roth and rollover account balances, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.25% and 6.0% as of December 31, 2009 and 2008, respectively). Loan terms generally range from 1 to 4 ½ years, however, when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan. Participants are limited to 2 outstanding loans.

2. Summary of Accounting Policies

Method of accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In preparing these financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment valuation

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value shares held by the Plan at year end. Fair value and contract value of investments in the common/collective trust are determined based on the fair value and contract value of the underlying investments in the respective trusts. The common stock funds are valued at quoted unit value price. Participant loans are valued at their outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses

Phoenix currently pays fees and expenses related to the Plan with the exception of participant fees for loan initiation and administration paid to Fidelity Investment Institutional Operations Company, Inc. and short term trading fees paid to the fund advisor. Other expenses of the mutual funds are reflected in the investment results.

Use of estimates

In accordance with ASC 946, *Financial Services-Investment Companies* ("ASC 946") and ASC 962, *Plan Accounting-Defined Contribution Benefit Plans*, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the ASC 946, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and uncertainties

The Plan provides for various investment options in mutual funds, common/collective trusts and common stock funds. All investment options are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the financial statements.

Adoption of new accounting standards

In April 2009, the Plan adopted new guidance issued by the FASB related to determining fair value in an inactive market, including guidance on identifying circumstances that indicate a transaction is not orderly or a market is not active. This accounting guidance, which is now part of ASC 820, *Fair Value Measurements and Disclosures*, provides additional guidance for determining fair value when relevant observable data does not exist; how observable market information in a market that is not active should be considered when measuring fair value and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of this new accounting guidance had no material effect on the Plan's financial statements.

In June, 2009, the FASB approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative accounting guidance used in the preparation of financial statements in conformity with GAAP for all nongovernmental entities. The Codification is the single source of authoritative accounting principles for nongovernmental entities. The Codification supersedes all existing authoritative literature, except for rules and interpretive releases of the SEC for registrants. The adoption of this new accounting guidance had no material effect on the Plan's financial statements.

In September 2009, the Financial Accounting Standards Board (the "FASB") issued amending guidance ASC 820, *Fair Value Measurements and Disclosures*, which provides a practical expedient in estimating the fair value of certain alternative investments. Under the practical expedient, entities are permitted to use net asset value ("NAV") without adjustment unless it is probable the investment will be sold at something other than NAV. New disclosures of the attributes of all investments within the scope of this guidance is also required, regardless of whether the practical expedient was used to measure the fair value of any of its investments. The adoption of this new accounting guidance as of December 31, 2009 had no material effect on the Plan's financial statements. (See Note 3 for required disclosures).

3. Investments

Fair Value of Financial Instruments

ASC 820-10, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Examples of such instruments include mutual funds and common stock funds.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include common/collective trusts.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair Values of Assets by Type and Level:

	As of December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds	$ 112,778,895	$ -	$ -	$ 112,778,895
Common/Collective Trust(1)	-	7,704,081	-	7,704,081
Common Stock Funds	4,262,386	-	-	4,262,386
Participant Loans	-	-	1,432,103	1,432,103
Total assets at fair value	$ 117,041,281	$ 7,704,081	$ 1,432,103	$ 126,177,465

	As of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds	$ 94,596,873	$ -	$ -	$ 94,596,873
Common/Collective Trust(1)		7,703,360	0	7,703,360
Common Stock Funds	3,510,942	560,251	0	4,071,193
Participant Loans			1,744,558	1,744,558
Total assets at fair value	$ 98,107,815	$ 8,263,611	$ 1,744,558	$ 108,115,984

(1) The Fidelity Managed Income Portfolio, which is included in Common/Collective Trust, is valued using NAV and does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).

Fair Values and Carrying Values of Assets:

	As of December 31,			
	2009		2008	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Mutual Funds	$ 112,778,896	$ 112,778,896	$ 94,596,873	$ 94,596,873
Common/Collective Trust(1)	7,704,081	7,847,340	7,703,360	8,118,895
Common Stock Funds	4,262,385	4,262,385	4,071,193	4,071,193
Participant Loans(2)	1,432,103	1,432,103	1,744,558	1,744,558
Total assets	$ 126,177,465	$ 126,320,724	$ 108,115,984	$ 108,531,519

(1) Carrying Value represents Contract Value (see Note 2)
(2) Carrying Value represents outstanding loan balance which approximates fair value.

Level 3 Assets

	Year ended December 31, 2009
Participant loans balance, beginning of year	$ 1,744,558
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuance and settlements (net)	(312,455)
Participant loans balance, end of year	$ 1,432,103

Investment performance

During the years ended December 31, 2009 and 2008, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	For the Year Ended December 31,	
	2009	2008
Mutual Funds	$ 22,554,566	$ (58,708,523)
Phoenix Common Stock Fund	1,484,077	(7,791,640)
Net (depreciation) appreciation in fair value of investments	$ 24,038,643	$ (66,500,163)

Investments that represent 5% or more of the Plan's net assets are separately identified below:

	As of December 31,	
	2009	**2008**
Fidelity Retirement Money Market Fund	$ 12,832,539	$ 12,933,575
American Funds Growth Fund of America	12,218,392	10,147,247
Artisan Mid Cap Investment Fund	11,693,448	8,261,382
Fidelity Freedom 2020 Fund	8,367,601	NA
Fidelity Managed Income Portfolio	7,704,081	7,703,360
Fidelity Contrafund*	7,790,399	6,774,818
Virtus Balanced Fund	NA	5,585,104

*Note: The Fidelity Contrafund is a large cap growth fund.

4. Related Party Transactions

On February 7, 2008, Phoenix announced that its board of directors had decided to pursue the spin-off of its asset management subsidiary, Phoenix Investment Partners, Ltd., later re-named Virtus Investment Partners, Inc. ("Virtus"), excluding the assets and business of Goodwin Capital Advisers, Inc. On December 12, 2008, Phoenix's board of directors formally approved the spin-off and declared a dividend payable to each holder of record at the close of business on December 22, 2008, of one share of Virtus common stock for every 20 shares of Phoenix common stock held by such holder. Phoenix distributed 100% of Virtus common stock to its stockholders (other than shares withheld to satisfy certain withholding obligations) on December 31, 2008. Following the spin-off, Phoenix and Virtus are independent of each other and have separate boards of directors and management.

As a result of the spin-off transaction as mentioned above, the Plan received a Virtus Common Stock Fund dividend on December 22, 2008 of $560,251. The Virtus Common Stock Fund balance as of December 31, 2009 and 2008 was $0 and $560,251, respectively.

Plan assets include investments in funds managed and underwritten by Virtus Investment Partners, Inc. Plan assets also include investments in funds managed by Fidelity Management Research Corporation (FMR). In addition, the Phoenix Common Stock Fund and Virtus Common Stock Fund are offered as an investment option in the Plan. However, the Virtus Common Stock fund was only available to liquidate, not purchase, units. The Virtus Common Stock fund was eliminated on December 31, 2009.

Information about the net assets and the significant components of the changes in net assets relating to the Phoenix Common Stock Fund is as follows:

	December 31, 2009	December 31, 2008
Net Assets:		
Phoenix Common Stock Fund	$ 4,262,385	$ 3,510,942

	Year ended December 31, 2009	Year ended December 31, 2008
Changes in Net Assets:		
Contributions	$ 580,613	$ 965,601
Loan Repayments	27,878	20,796
Loan Interest	4,731	5,648
Transfers from other investments	1,773,135	3,335,360
Net Appreciation/(Depreciation)	1,484,077	(7,791,549)
Benefits paid to participants	(551,554)	(503,739)
Loans paid to participants	(82,075)	(12,256)
Transfers to other investments	(2,471,822)	(2,391,865)
Plan to plan transfer out	(12,427)	(1,032,137)
Adminstrative fees	(1,113)	(1,010)
Net increase (decrease) in net assets	$ 751,443	$ (7,405,151)

Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly owned subsidiary of FMR, is the Plan record keeper. Fidelity Management Trust Company (FMTC), also a wholly owned subsidiary of FMR, is the Plan trustee.

Participants of the Plan are allowed to take loans collateralized against their account balances. (See "Participants loans" under Note 1)

Personnel and facilities of Phoenix have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of the Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA.

5. Plan Termination

Although the company has not expressed any intent to do so, Phoenix has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Income Tax Status

The Internal Revenue Service has determined, and informed Phoenix by an opinion letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. The Plan Administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Forfeitures

Forfeitures resulted from employees terminated prior to July 1, 2002 who had non-vested sponsor matching contributions and from corrections to company match contributions. The accumulated forfeiture balance is available to offset sponsor contributions, which would be otherwise payable by Phoenix in accordance with the Plan document. The forfeiture balance at December 31, 2009 and 2008 was $33,231 and $23,780, respectively.

8. Plan Merger

The AGL Life Assurance Company 401(k) Plan (the "AGL Plan") merged with and into the Plan in March 2008 resulting in the transfer of net assets of $1,897,584 into the Plan. Effective January 1, 2008, participants of the AGL Plan became eligible to participate in the Plan.

9. Plan Transfers

On November 1, 2008, Virtus employees were no longer eligible to participate in the Plan. On November 10, 2008, participant accounts for Virtus employees were transferred out of the Plan resulting in the reduction of $22,365,790 in net Plan assets. On March 9, 2009, as a result of the Plan's annual company matching contribution "true up", $13,222 was transferred out of the Plan. Under the plan, any missed company match for active employees or employees who have separated from service due to retirement, disability or death is "trued up" and added to a participant's account after the end of the plan year. Virtus employees, who were retired at the time of the spin-off and qualified to receive a true up deposit, received the true up in February 2009. This was transferred out of the Phoenix plan and into the Virtus plan on March 9, 2009.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statement	$ 126,554,136	$ 108,823,773
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(143,259)	(415,535)
Net assets available for benefits per the Form 5500	$ 126,410,877	$ 108,408,238

The following is a reconciliation of investment income per the financial statements to Form 5500:

	December 31, 2009
Total investment income per the financial statement	$ 26,194,788
Adjustment to report common trust at fair value on December 31, 2009	(143,259)
Adjustment to report common trust at fair value on December 31, 2008	415,535
Total investment income per the Form 5500	$ 26,467,064

11. Subsequent Events

Effective April 1, 2010 an additional discretionary annual company contribution equal to at least three and one-half percent (3.5%) of base pay paid during the plan year for all employees was established.

- At the discretion of Phoenix, a greater percentage may be contributed by Phoenix. At the discretion of Phoenix, contributions may be discontinued.
- For the 2010 plan year, the discretionary contribution shall be equal to three and one-half percent (3.5%) of each participant's base pay paid on or after April 1, 2010 through December 31, 2010.
- Employees of Saybrus Partners are not eligible for the discretionary contribution.
- Discretionary contribution is payable after end of plan year.
- Employees are not required to make contributions to the Plan to receive this contribution.

The Phoenix Companies, Inc.
Savings and Investment Plan

Supplemental Schedule

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Fidelity Investments	Fidelity Contrafund	N/A**	$	7,790,399
*	Fidelity Investments	Fidelity Growth Company	N/A**	$	2,405,443
*	Fidelity Investments	Fidelity Low Priced Stock Fund	N/A**	$	3,715,924
*	Fidelity Investments	Fidelity Small Cap Independence Fund	N/A**	$	1,842,473
*	Fidelity Investments	Fidelity Freedom Income Fund	N/A**	$	220,167
*	Fidelity Investments	Fidelity Freedom 2000 Fund	N/A**	$	672,796
*	Fidelity Investments	Fidelity Freedom 2010 Fund	N/A**	$	1,781,851
*	Fidelity Investments	Fidelity Freedom 2020 Fund	N/A**	$	8,367,601
*	Fidelity Investments	Fidelity Freedom 2030 Fund	N/A**	$	5,297,641
*	Fidelity Investments	Fidelity Freedom 2040 Fund	N/A**	$	3,119,780
*	Fidelity Investments	Fidelity Freedom 2005 Fund	N/A**	$	129,327
*	Fidelity Investments	Fidelity Freedom 2015 Fund	N/A**	$	1,679,984
*	Fidelity Investments	Fidelity Freedom 2025 Fund	N/A**	$	2,960,881
*	Fidelity Investments	Fidelity Freedom 2035 Fund	N/A**	$	989,892
*	Fidelity Investments	Fidelity Freedom 2045 Fund	N/A**	$	428,037
*	Fidelity Investments	Fidelity Freedom 2050 Fund	N/A**	$	217,008
*	Fidelity Investments	Fidelity Retirement Money Market Fund	N/A**	$	12,832,539
*	Fidelity Investments	Fidelity Managed Income Portfolio	N/A**	$	7,704,081
*	Fidelity Investments	Spartan 500 Index Fund	N/A**	$	3,898,301
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	N/A**	$	4,272,189
	American Beacon Funds	ABF Short Term Bond Inv Fund	N/A**	$	24,602
	Franklin Investments	Mutual Global Discovery Fund	N/A**	$	6,165,232
*	Virtus Investments	Virtus Real Estate	N/A**	$	309,429
	Artisan Investments	Artisan Mid Cap Investment Fund	N/A**	$	11,693,448
	Artisan Investments	American Funds Growth Fund of America	N/A**	$	12,218,392
	Artisan Investments	American Funds Europac Growth	N/A**	$	4,864,803
*	Virtus Investments	Virtus Growth & Income Fund	N/A**	$	1,247,857
*	Virtus Investments	Virtus Multi-Sector Fixed Income Fund	N/A**	$	3,142,153
*	Virtus Investments	Virtus Multi-Sector Short Term Bond Fund	N/A**	$	2,961,435
	Allianz Funds	Allianz NFJ Small Cap Value Fund	N/A**	$	3,129,138
	Eaton Vance Funds	Eaton Large Cap Value Fund	N/A**	$	3,150,886
*	Virtus Investments	Virtus Mid Cap Value Fund	N/A**	$	1,249,288

The Phoenix Companies, Inc.
Savings and Investment Plan

Supplemental Schedule

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2009

*	Phoenix Investments	Phoenix Common Stock Fund	N/A**	$	4,080,153
*	Phoenix Investments	Phoenix Common Stock Fund Interest Bearing Cash FMTC Institutional Cash Portfolio Money Market Fund Class 1	N/A**	$	182,232
*	Participant Loans	Participant Loans (maturity of 1 to 30 years at 4.25%-10.50% collateralized by participant account balances)		$	1,432,103
	Total			$	126,177,465

* Represents a party-in-interest to the Plan.
** Cost information has been omitted for participant directed investments.